SilverCrest Reports Q3 2021 Financial Results

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 15, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to report the Company's unaudited financial results for the third quarter of 2021 ("Q3, 2021"). The unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2021 are available under the Company's SEDAR profile on www.sedar.com or on SilverCrest's website www.silvercrestmetals.com. All amounts herein are presented in United States Dollars, unless otherwise stated.

The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study (the "Feasibility Study") on the Las Chispas Project.  Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report").

Las Chispas Highlights -September 30, 2021

  Construction Remains on Schedule - At the end of Q3, 2021, overall construction progress at Las Chispas was 54% complete compared to an overall scheduled completion of 48%. Construction continued to progress well in the quarter with the main access road, plant detailed engineering, and concrete work now complete, bridge construction 88% complete, plant construction 49% complete, powerline 47% complete, and underground infrastructure ongoing. Construction progress continued to benefit from no delays due to COVID-19 or any other reason. For further details on Las Chispas construction, please refer to the Company's news release dated October 26, 2021.

  Capital Spend Tracking Well Against Budget - Through Q3, 2021, 68% of the $137.7 million Feasibility Study capital cost estimate was committed, of which 57% has been incurred across all capital cost categories, in-line with budget. At the end of Q3, 2021, approximately $59.0 million in capital remains to be incurred through commissioning. A number of key infrastructure tasks are now complete or nearing completion, limiting cost inflation risk.

  Underground Development Ahead of Schedule - With underground development ahead of schedule at the end of the first half of 2021, development rates continued to progress well in Q3, 2021 for a total of 15.7 km completed since underground development began in Q1, 2019. At the end of Q3, 2021, unit underground mining costs continue to track slightly under budget and development metres remain well ahead (1.6 km) of the Feasibility Study budget.

  Site Safety Remains Key Priority - At the end of Q3, 2021, after 1.33 million work-hours completed at site, the Company's lost time injury frequency rate was 0.60. COVID-19 risk mitigation efforts continued successfully in the quarter with an additional 4,800 COVID-19 tests completed and positivity rates remaining low. The Company also participated in a local vaccination program to complement the federal program. This local program allowed for full vaccination of 220 employees and contractors and first dose vaccination of an additional 110 employees and contractors.

  Drill Program at Las Chispas - During the nine months ended September 30, 2021, the Company completed 104,804 metres of drilling, with 65% of these metres focused on infill drilling of Inferred resources to support conversion to Indicated resources for potential conversion to Mineral Reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the life of mine plan. Results for this drilling are being compiled and are expected to be released in Q4, 2021. Completion of an updated Mineral Resource and Reserve estimate, using these results, is targeted for release in 2022. As of October 31, 2021, there were nine drill rigs (seven on surface and two underground) active at Las Chispas and expectations are for a reduction in drill rigs during Q4, 2021 to create onsite camp capacity for construction personnel, which will be at a peak.

Corporate Highlights - September 30, 2021

● Funded for Construction, Near-Term Cash Flow - As at October 31, 2021, SilverCrest had cash and cash equivalents of $172.0 million (September 30, 2021 - $199.0 million) and $60.0 million (September 30, 2021 - $60.0 million) remaining under a $120.0 million project financing facility (the "Credit Facility"). Once fully operational and using Base Case metal prices ($1,500/oz Au and $19.00/oz Ag), which are approximately 15% and 21% (respectively) below prices as of October 31, 2021, the Feasibility Study estimated after-tax project free cash flow of approximately $160.0 million in 2023 and an estimated average of $110.0 million per year from 2023 to 2029. With more than 80% of the initial capital costs expected to be committed by the end of 2021, SilverCrest expects to be well funded for commissioning and ramp-up in 2022, while still retaining the flexibility to pursue continued exploration, further optimization work, and growth opportunities.

● Equity Grants - During the nine months ended September 30, 2021, the Company granted 908,500 stock options to officers, employees, and contractors with exercise prices ranging from C$9.97 per share to C$10.87. These options expire 5 years from the date of grant and vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively. In addition, the Company issued a total of 57,000 deferred share units ("DSUs") to directors of the Company. These stock options and DSUs were issued primarily as part of these individuals' annual compensation.

● Appointment of Clifford Lafleur - On July 26, 2021, the Company appointed Clifford Lafleur as Vice President, Technical Services. Please refer to SilverCrest's news release dated July 26, 2021.

COVID-19

The Company continues to adjust to the unprecedented COVID-19 conditions. The Company's COVID-19 prevention measures continue to be critical for construction at Las Chispas. Positivity rates prior to site access remained low during the nine months ended September 30, 2021 (below 2%). Although no serious occurrences have been recorded at site, subsequent to quarter end, a cluster of COVID infections was recorded at the Company's satellite offsite camp. The Company has taken the appropriate measures including further testing of all employees and contractors, temporary closure of this satellite off-site camp, extensive cleaning, and review of key protocols. The main construction camp remains fully operational and, at this point, there is no expected impact to the construction camp or related ongoing work. SilverCrest has included some contingency in the schedule in the case of a COVID-19 outbreak and this remains unused. Please refer to the MD&A for the three and nine months ended September 30, 2021 for further information.

Las Chispas Expenditures

During the nine months ended September 30, 2021, the Company recorded $42.1 million as development expenditures under mineral property, plant and equipment, for the Las Chispas Project, which primarily consisted of:

  decline construction and underground working of $17.2 million;
  drilling costs of $9.7 million;
  field and administrative costs of $6.3 million; and
  salaries and remuneration of $3.3 million.

The Company also recorded additions, during the nine months ended September 30, 2021, of $60.0 million related to the Las Chispas Project as mineral property, plant and equipment for various items which was primarily construction in progress.

El Picacho ("Picacho")

The Company completed 58,898 metres of drilling at Picacho during the nine months ended September 30, 2021 and incurred a total of $6.9 million for the Picacho property under exploration and evaluation expenditures during this period. As of September 30, 2021, the Company had drilled an estimated cumulative 64,719 metres (247 drill holes) since acquiring the Picacho property in Q3, 2020. As of October 31, 2021, there were three surface rigs active at El Picacho. Refer to the Company’s news release dated February 24, 2021 for the initial drill results for Picacho. Results for this drilling are being compiled and will be released in H1, 2022.

Financial Results

At September 30, 2021, the Company held $199.0 million as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2020 to September 30, 2021 include $160.7 million generated by financing activities net of associated costs, including the completion of a bought deal prospectus offering on February 22, 2021, for $131.4 million, the completion of a second drawdown on a Credit Facility for $30.0 million and the exercise of stock options. These cash inflows were primarily offset by $78.3 million paid towards mineral property, plant, and equipment. Furthermore, the cash inflows were also offset by $20.0 million paid on the Company's operating activities, which was primarily made up of $6.9 million incurred on the exploration program at Picacho, $2.7 million paid on accounts payable and accrued liabilities and $5.3 million paid on net value-added taxes. At September 30, 2021, the Company had value-added taxes ("IVA") receivable in Mexico of $17.9 million (December 31, 2020 - $12.2 million). The Company received aggregate IVA refunds of $6.1 million during the nine months ended September 30, 2021.

The Company has financed its operations to date through the issuance of common shares and debt. The Company currently has no operations from which to derive revenues. During the nine months ended September 30, 2021, the Company incurred a loss of $14.8 million (nine months ended September 30, 2020 - $42.4 million) and a comprehensive loss of $11.5 million (nine months ended September 30, 2020 - $43.9 million).

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's construction and exploration programs at the Las Chispas Project and the start up of production at the Las Chispas Mine by mid-2022. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1